

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 27, 2010

Via U.S. Mail

Mr. Sean D. Caley
Nissan North America, Inc.
One Nissan Way
Franklin, TN 37067

> Re: **Nissan Wholesale Receivables Corporation II**
> **Registration Statement on Form S-3**
> **Filed April 30, 2010**
> **File No. 333-166449**

Dear Mr. Caley:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.   Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.   We suggest explicitly incorporating the annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

6.   We note that you have incorporated by reference a servicing agreement dated October 13, 2003. Please file an updated servicing agreement that complies with Regulation AB. Please also provide us, when available, a copy of the updated servicing agreement marked to show changes from the prior servicing agreement, including any changes made to comply with Regulation AB.

Prospectus Supplement

General

7. We note in the base prospectus that you contemplate including a prefunding period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) and Item 1111(g)(2), as applicable.

8. We note that you have not included static pool information in accordance with Item 1105(b). We also note that you have included the undertaking regarding asset-backed securities to provide certain information though an internet web site as required by Item 512(l) of Regulation S-K. If you intend to disclose the information required by Item 1105 of Regulation AB on an internet web site, please disclose your intention here and provide the specific internet address where the information is posted. Alternatively, please provide us with all of the static pool information that will be provided in response to Item 1105 of Regulation AB that will be included in the prospectus supplement or incorporated by reference when it becomes available.

Cover Page

9. Please revise the "Credit Enhancement" section to include the shared collections form of credit enhancement described elsewhere in the prospectus supplement.

Removal of Assets from the Issuing Entity, page S-7

10. Please add a statement in which you confirm that all additional assets to the trust portfolio will be added in accordance with Regulation AB.

Revolving Period, page S-9

11. Please revise to disclose all information required by Item 1103(a)(5) of Regulation AB, as applicable.

Credit Enhancement, page S-10

12. Please revise to disclose how losses not covered by credit enhancement will be allocated to the securities.

13. We note your disclosure on page 52 of the base prospectus that you contemplate utilizing a cash collateral guaranty or account, as well as

subordination between series or classes of series. Please provide the form of disclosure in brackets in your summary section to indicate that you will provide all of the information related to the cash collateral guaranty or account and subordination as required by Item 1103(a)(3)(ix). Please also include these forms of credit enhancement on your cover page.

The Trust Portfolio, page S-31

General

14.   Please confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material portfolio characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

Loss Experience of Trust Portfolio, page S-34

15.   We note that the trust portfolio includes defaulted receivables. Please revise this section to include statistical data about the defaulted receivables in accordance with Item 1100(b) of Regulation AB. For example, disclose the total amount of defaulted receivables as a percentage of the receivable pool, present historical information regarding the amount of charge-offs and the charge-off rate, and include a table in which you present delinquency information in 30/31 day buckets, as applicable.

16.   Please also describe how delinquencies are determined. Refer to Items 1100(b)(5) and 1101(d) of Regulation AB.

17.   If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

Certain Relationships, page S-61

18.   Please revise to include bracketed disclosure regarding any affiliations with the swap counterparty and interest rate cap provider. Refer to Item 1119 of Regulation AB.

Base Prospectus

<u>General</u>

19. We note that NMAC assumes floor financing agreements that were originated by other parties. Please confirm that no party other than NMAC originated or is expected to originate more than 10% of the pool assets.

<u>Other security interests in the collateral securing the notes may be a second lien or subordinated interest and could result in reduced, accelerated or delayed payments on your notes, page 15</u>

20. We note that certain other creditors of the dealers are obligors on the receivables have security interests or claims on the collateral securing dealer payment obligations. Please disclose whether any obligor is a "significant obligor" as defined in Item 1101(k) of Regulation AB. If so, please revise your prospectus supplement to include information required by Item 1112 of Regulation AB.

<u>The Sponsor and Servicer, page 27</u>

21. We note that NMAC is the sponsor and the servicer. Please provide the size, composition, and growth of NMAC's portfolio of sponsored and serviced assets of the type included in the current transaction. Refer to Item 1104(c) and Item 1108(b) of Regulation AB.

22. We note your disclosure on page 30 that the servicer may delegate "certain of its administrative functions" to unaffiliated third party service providers. Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB and provide information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB. Alternatively, advise as to why this is not necessary.

23. Furthermore, confirm that you will report any additional servicers as required under Item 6.02 of Form 8-K.

<u>Interest Payments, page 49</u>

24. We note your statement that the interest rate on any note may be "fixed, floating, or any other type of rate as specified in the accompanying Prospectus Supplement." Please revise to specify the indices that may be used to determine the interest rate on the notes. Refer to Item 1113(a)(3) of Regulation AB.

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As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any questions.

Regards,

John Stickel
Attorney-Advisor

cc: Warren R. Loui, Esq. *via facsimile* (213) 576-8142